Subject to Completion Preliminary Term Sheet dated September 27, 2019
Filed Pursuant to Rule 433
Registration Statement No. 333-227001
(To Prospectus dated September 7, 2018,
Prospectus Supplement dated September 7, 2018 and
Product Supplement [EQUITY ARN-1] dated
September [*], 2019)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	October , 2019 October , 2019 December , 2020
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to the SPDR® Gold Shares
◾   Maturity of approximately 14 months
◾   3-to-1 upside exposure to increases in the SPDR® Gold Shares (the “Market Measure”), subject to a capped return of [10.00% to 14.00%]
◾   1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
◾   All payments occur at maturity and are subject to the credit risk of Royal Bank of Canada
◾   No periodic interest payments
◾   In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”
◾   Limited secondary market liquidity, with no exchange listing
◾   The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States

The notes are being issued by Royal Bank of Canada (“RBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-6 of product supplement [EQUITY ARN-1].
The initial estimated value of the notes as of the pricing date is expected to be between $9.47 and $9.67 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-13 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$0.20	$
Proceeds, before expenses, to RBC	$9.80	$

(1)
For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
BofA Merrill Lynch
October     , 2019

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
Summary
The Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December  , 2020 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation or the U.S. Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of RBC.  The notes are not bail-inable notes (as defined in the prospectus supplement). The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the SPDR® Gold Shares, which are shares of the SPDR Gold Trust® (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our credit risk. See “Terms of the Notes” below.
The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements.  Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value range for the notes.  This initial estimated value range was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes.  The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-13.

Terms of the Notes
Issuer:	Royal Bank of Canada (“RBC”)

Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The SPDR® Gold Shares (Bloomberg symbol: “GLD”)
Starting Value:	The Closing Market Price of the Market Measure on the pricing date
Ending Value:
The average of the Closing Market Prices of the Market Measure times the Price Multiplier on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described on page PS-[18] of product supplement [EQUITY ARN-1].

Price Multiplier:	1, subject to adjustment for certain events relating to the Market Measure, as described beginning on page PS-29 of product supplement EQUITY ARN-1.
Participation Rate:	300%
Capped Value:	[$11.00 to $11.40] per unit, which represents a return of [10.00% to 14.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-13.
Calculation Agent:	BofA Securities, Inc. (“BofAS”).
Redemption Amount Determination
On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
The terms and risks of the notes are contained in this term sheet and in the following:
◾	Product supplement [EQUITY ARN-1] dated September [*], 2019: [*]
◾	Series H MTN prospectus supplement dated September 7, 2018: https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
◾	Prospectus dated September 7, 2018: https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying prospectus supplement, as such references relate to MLPF&S’s institutional services, should be read as references to BofAS.
These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement [EQUITY ARN-1]. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to RBC.
Investor Considerations
You may wish to consider an investment in the notes if:
◾	You anticipate that the Market Measure will increase moderately from the Starting Value to the Ending Value.
◾	You are willing to risk a loss of principal and return if the Market Measure decreases from the Starting Value to the Ending Value.
◾	You accept that the return on the notes will be capped.
◾	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.
◾	You are willing to forgo the benefits of directly owning shares of the Underlying Fund or the commodity held by the Underlying Fund.
◾
You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our  actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

◾	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.
The notes may not be an appropriate investment for you if:
◾
You believe that the Market Measure will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

◾	You seek principal repayment or preservation of capital.
◾	You seek an uncapped return on your investment.
◾	You seek interest payments or other current income on your investment.
◾	You want to have the benefits of directly owning shares of the Underlying Fund or the commodity held by the Underlying Fund.
◾	You seek an investment for which there will be a liquid secondary market.
◾	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
Hypothetical Payout Profile and Examples of Payments at Maturity
The graph below is based on hypothetical numbers and values.
Accelerated Return Notes®
This graph reflects the returns on the notes, based on the Participation Rate of 300% and a hypothetical Capped Value of $11.20 per unit (the midpoint of the Capped Value range of [$11.00 to $11.40]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Market Measure.
This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 300%, a hypothetical Capped Value of $11.20 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Market Measure, see “The Underlying Fund” section below. All payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
105.00	5.00%	$11.20(2)	12.00%
110.00	10.00%	$11.20	12.00%
120.00	20.00%	$11.20	12.00%
130.00	30.00%	$11.20	12.00%
140.00	40.00%	$11.20	12.00%
150.00	50.00%	$11.20	12.00%
160.00	60.00%	$11.20	12.00%
(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
Redemption Amount Calculation Examples
Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	103.00
= $10.90 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.20 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
Risk Factors
There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-[6] of product supplement [EQUITY ARN-1], page S-1 of the MTN prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
◾	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
◾	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
◾
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

◾
Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the commodity held by the Underlying Fund.

◾
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

◾
The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the value of the Market Measure, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-13. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

◾
The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Market Measure, our creditworthiness and changes in market conditions.

◾
A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

◾
Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Underlying Fund or the commodity held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

◾
The sponsor and trustee of the Underlying Fund may adjust the Underlying Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

◾
You will have no rights of a holder of the Underlying Fund or the commodity held by the Underlying Fund, and you will not be entitled to receive shares of the Underlying Fund or any of the commodity held by the Underlying Fund.

◾
While we, MLPF&S, BofAS or our respective affiliates may from time to time own the Market Measure or the commodity held by the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control the Underlying Fund, and have not verified any disclosure made by any other company.

◾	There are liquidity and management risks associated with the Underlying Fund.
◾
The performance of the Market Measure may not correlate with the performance of the commodity held by the Underlying Fund as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the commodity held by the Underlying Fund may be adversely affected, sometimes materially.

◾	If the liquidity of the commodity held by the Underlying Fund is limited, the value of the Market Measure and, therefore, the return on the notes would likely be impaired.
◾	Suspension or disruptions of market trading in the commodity held by the Underlying Fund may adversely affect the value of your notes.
◾	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
◾
The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of the ARNs—Anti Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-[*] of product supplement EQUITY ARN-1.

◾	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.
◾
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-30 of product supplement [EQUITY ARN-1]. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Tax Consequences—Canadian Taxation” in the prospectus dated September 7, 2018.

Additional Risk Factors
The price of the Market Measure is linked closely to the price of gold, which may change unpredictably and affect the value of the notes in unforeseeable ways.
The Underlying Fund attempts to mirror as closely as possible, before fees and expenses, the performance of the price of gold bullion. As a result, the value of the Market Measure relates directly to the value of the gold held by the Underlying Fund. Investments in securities linked to an exchange traded fund such as the Underlying Fund , which is linked to the price of a single commodity, may be considered speculative. The gold markets are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.
The price of gold used to determine the value of the gold held by the Underlying Fund  is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.
Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.
Investing in the Underlying Fund is not the same as investing directly in gold.
The performance of the Underlying Fund  may not fully replicate the performance of the price of gold due to the fees and expenses charged by the sponsor of the Underlying Fund , restrictions on access to gold, or other circumstances. The Underlying Fund  does not generate any income and as the Underlying Fund  regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each share of the Underlying Fund  has gradually declined over time. The Underlying Fund  sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold. The Underlying Fund  currently has an expense ratio of approximately 0.40% per year. The sale of the Underlying Fund’s gold to pay expenses at a time of low gold prices could adversely affect the value of the Underlying Fund. Additionally, there is a risk that part or all of the Underlying Fund’s gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster, or other events.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
Changes in the methodology used to calculate the gold spot price or changes in laws or regulations which affect the price of gold may affect the value of the notes.
 Members of the London Bullion Market Association (the “LBMA”) set the fixings of gold (the “gold spot price”) used to determine the value of gold held by the Underlying Fund , and may adjust the determination of the gold spot price in a way that adversely affects the value of the notes. In setting the gold spot price, the LBMA has no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the gold spot price. Any change of this kind could cause a decrease in the gold spot price, which would adversely affect the value of the notes.
In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts, or other official bodies. Any event of this kind could adversely affect the gold spot price and, as a result, could adversely affect the value of the notes.
The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the gold spot price.
The price movements in the gold spot price may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts on gold, which have more distant delivery dates than the gold spot price. The prices for these futures contracts may not increase to the same extent as the gold spot price, or may decrease to a greater extent, which may adversely affect the value of the notes.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
The Underlying Fund
All disclosures contained in this term sheet regarding the Underlying Fund, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, World Gold Trust Services, LLC. World Gold Trust Services, LLC, which licenses the copyright and all other rights to the Underlying Fund, has no obligation to continue to publish, and may discontinue publication of, the Underlying Fund. The consequences of World Gold Trust Services, LLC discontinuing publication of the Underlying Fund, LLC are discussed in the section entitled “Description of the ARNs—Discontinuance of an Underlying Fund” beginning on page PS-[19] of product supplement [EQUITY ARN-1].” None of us, the calculation agent, MLPF&S, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying Fund or any successor Underlying Fund.
The SPDR® Gold Trust, or the Gold Trust, issues SPDR® Gold Shares, or the “Shares,” which represent units of fractional undivided beneficial interest in and ownership of the Gold Trust. World Gold Trust Services, LLC is the sponsor of the Gold Trust, or the Sponsor. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the Gold Trust, or the Trustee, HSBC Bank plc is the custodian of the Gold Trust, or the Custodian, and State Street Global Markets, LLC is the marketing agent of the Gold Trust, or the Marketing Agent. The Gold Trust intends to issue additional Shares on a continuous basis through its Trustee. The Gold Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and its sponsor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator, or a commodity trading advisor.
The Shares trade on NYSE Arca, Inc., or NYSE Arca, under the symbol “GLD.” Filings relating to the Underlying Fund may be obtained through the SEC website, at sec.gov. Information on that website is not included or incorporated by reference in this document.
The Shares may be purchased from the Gold Trust only in one or more blocks of 100,000 Shares (a block of 100,000 Shares is called a Basket). The Gold Trust issues Shares in Baskets to certain authorized participants, or the Authorized Participants, on an ongoing basis. Baskets are offered continuously at the net asset value, or the NAV, for 100,000 Shares on the day that an order to create a Basket is accepted by the Trustee.
The investment objective of the Gold Trust is to reflect the performance of the price of gold bullion, less the Gold Trust’s expenses. The Gold Trust holds gold bars. The Gold Trust issues shares in exchange for deposits of gold and distributes gold in connection with the redemption of shares. The Shares of the Gold Trust are intended to offer investors an opportunity to participate in the gold market through an investment in securities. The ownership of the Shares of the Gold Trust is intended to overcome certain barriers to entry in the gold market, such as the logistics of buying, storing and insuring gold.
The Shares of the Gold Trust represent units of fractional undivided beneficial interest in and ownership of the Gold Trust, the primary asset of which is allocated (or secured) gold. The Gold Trust is not managed like a corporation or an active investment vehicle. The gold held by the Gold Trust will be sold only: (1) on an as-needed basis to pay the Gold Trust’s expenses, (2) in the event the Gold Trust terminates and liquidates its assets or (3) as otherwise required by law or regulation.
Creation and Redemption
The SPDR® Gold Trust creates and redeems the Shares from time to time, but only in one or more baskets (a “basket” equals a block of 100,000 shares). The creation and redemption of baskets requires the delivery to the Gold Trust or the distribution by the Gold Trust of the amount of gold and any cash represented by the baskets being created or redeemed, the amount of which is based on the combined net asset value of the number of Shares included in the baskets being created or redeemed. The initial amount of gold required for deposit with the Gold Trust to create shares for the period from the formation of the Gold Trust to the first day of trading of the Shares on the NYSE was 10,000 ounces per basket. The number of ounces of gold required to create a basket or to be delivered upon the redemption of a basket gradually decreases over time, due to the accrual of the Gold Trust’s expenses and the sale of the Gold Trust’s gold to pay the Gold Trust’s expenses. Baskets may be created or redeemed only by authorized participants, who pay a transaction fee for each order to create or redeem baskets and may sell the Shares included in the baskets they create to other investors.
Valuation of Gold; Computation of Net Asset Value
The Trustee determines the NAV of the Gold Trust on each day that NYSE Arca is open for regular trading at the earlier of (i) the afternoon session of the twice daily determination of the price of an ounce of gold through an auction by the London Bullion Market Association, or LBMA, administered by the ICE Benchmark Administration, or the IBA, which starts at 3:00 PM London, England time, or the LBMA Gold Price PM, or (ii) 12:00 PM New York time. The LBMA Gold Price PM is determined by participants in a physically settled, electronic and tradable auction. The LBMA Gold Price PM replaced the previously established London PM Gold Fix on March 20, 2015. The NAV of the Gold Trust is the aggregate value of the Gold Trust’s assets less its estimated accrued but unpaid liabilities (which include accrued expenses). In determining the Gold Trust’s NAV, the Trustee values the gold held by the Gold Trust based on the LBMA Gold Price PM for an ounce of gold. The Trustee also determines the NAV per Share.
The Custodian is HSBC Bank plc and is responsible for the safekeeping of the Gold Trust’s gold bars transferred to it in connection with the creation of Baskets by Authorized Participants. The Custodian also facilitates the transfer of gold in and out of the Gold Trust through gold accounts it maintains for Authorized Participants and the Gold Trust. The Custodian is a market maker, clearer and approved weigher under the rules of the LBMA.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Fund on its primary exchange from the first quarter of 2009 through September 23, 2019. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.
	High ($)	Low ($)
2009
First Quarter	97.80	79.79
Second Quarter	96.36	85.22
Third Quarter	99.91	89.27
Fourth Quarter	119.18	97.89
2010
First Quarter	112.85	104.04
Second Quarter	122.83	110.26
Third Quarter	127.95	113.51
Fourth Quarter	139.11	128.46
2011
First Quarter	140.34	127.93
Second Quarter	152.37	139.20
Third Quarter	184.59	144.93
Fourth Quarter	174.98	150.34
2012
First Quarter	173.49	155.92
Second Quarter	162.94	149.46
Third Quarter	172.34	152.15
Fourth Quarter	173.61	159.73
2013
First Quarter	163.67	151.44
Second Quarter	154.67	115.94
Third Quarter	136.75	118.09
Fourth Quarter	130.56	114.82
2014
First Quarter	133.10	118.00
Second Quarter	128.04	119.70
Third Quarter	128.78	116.21
Fourth Quarter	120.02	109.79
2015
First Quarter	125.23	110.21
Second Quarter	117.53	112.24
Third Quarter	112.06	103.93
Fourth Quarter	113.81	100.50
2016
First Quarter	121.50	102.89
Second Quarter	126.68	115.62
Third Quarter	130.52	124.78
Fourth Quarter	125.32	107.34
2017
First Quarter	119.70	110.47
Second Quarter	123.10	116.04
Third Quarter	128.13	115.28
Fourth Quarter	123.82	118.01
2018
First Quarter	128.83	124.31
Second Quarter	128.11	118.22
Third Quarter	119.15	111.10

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
Fourth Quarter	121.25	112.54
2019
First Quarter	126.70	121.02
Second Quarter	134.20	119.94
Third Quarter (through September 23, 2019)	144.66	130.62

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
Supplement to the Plan of Distribution
Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.
We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.
MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding RBC or for any purpose other than that described in the immediately preceding sentence.
An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:
•
the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•
a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•
a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
Structuring the Notes
The notes are our debt securities, the return on which is linked to the performance of the Market Measure.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate which we refer to as our internal funding rate, which is the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Market Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.
For further information, see “Risk Factors—General Risks Relating to the ARNs” beginning on page PS-[6] and “Use of Proceeds and Hedging” on page PS-[15] of product supplement [EQUITY ARN-1].

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to the SPDR® Gold Shares, due December , 2020
Summary of Canadian Federal Income Tax Consequences
For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Tax Consequences—Canadian Taxation” in the prospectus dated September 7, 2018.
Summary of U.S. Federal Income Tax Consequences
You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:
◾	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
◾
You agree with us (in the absence of a statutory, regulatory, administrative, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid cash-settled derivative contracts in respect of the Underlying Fund.

◾
Under this characterization and tax treatment of the notes, a U.S. holder (as defined on page 41 of the prospectus) generally will recognize capital gain or loss upon the sale or maturity of the notes. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

◾	No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.
◾
Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments.

◾
The accompanying product supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department in December 2018 indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.  You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-30 of product supplement [EQUITY ARN-1].
Where You Can Find More Information
We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Accelerated Return Notes®	TS-14